UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October, 2025

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 30, 2025	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact

ir@aseglobal.com

Tel: +886.2.6636.5678

https://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial
Results for the Third Quarter of 2025

Taipei, October 30, 2025 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (“ATM”) and the provider of electronic manufacturing services (“EMS”), today reported its unaudited1 net revenues of NT$168,569 million for 3Q25, up by 5.3% year-over-year and up by 11.8% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$10,870 million, up from NT$9,733 million in 3Q24 and up from NT$7,521 million in 2Q25.  Basic earnings per share for the quarter were NT$2.50 (or US$0.168 per ADS), compared to NT$2.25 for 3Q24 and NT$1.74 for 2Q25.  Diluted earnings per share for the quarter were NT$2.41 (or US$0.162 per ADS), compared to NT$2.18 for 3Q24 and NT$1.70 for 2Q25.

RESULTS OF OPERATIONS

3Q25 Results Highlights – Consolidated

●	Net revenues from packaging operations, testing operations, EMS operations, and others represented approximately 47%, 11%, 41%, and 1% of the total net revenues for the quarter, respectively.

●	Cost of revenues was NT$139,692 million for the quarter, up from NT$125,063 million in 2Q25.

-	Raw material cost totaled NT$83,106 million for the quarter, representing 49% of the total net revenues.

-	Labor cost totaled NT$18,525 million for the quarter, representing 11% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$15,650 million for the quarter.

●	Gross margin increased by 0.1 percentage points to 17.1% in 3Q25 from 17.0% in 2Q25.

●	Operating margin was 7.8% in 3Q25, compared to 6.8% in 2Q25.

●	In terms of non-operating items:

-	Net interest expense was NT$1,428 million.

-	Net foreign exchange loss was NT$3,790 million, primarily attributable to the appreciation of the U.S. dollar against the New Taiwan dollar.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

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-	Net gain on valuation of financial assets and liabilities was NT$5,191 million.

-	Net gain on equity-method investments was NT$294 million.

-	Other net non-operating income was NT$508 million, primarily attributable to miscellaneous income.

Total non-operating income for the quarter was NT$775 million.

●	Income before tax was NT$13,976 million in 3Q25, compared to NT$9,255 million in 2Q25. We recorded income tax expenses of NT$2,615 million for the quarter, compared to NT$1,576 million in 2Q25.

●	Net income attributable to shareholders of the parent was NT$10,870 million in 3Q25, compared to NT$9,733 million in 3Q24 and NT$7,521 million in 2Q25.

Our total number of shares outstanding at the end of the quarter was 4,436,141,982, including treasury stock owned by our subsidiaries in 3Q25. Our 3Q25 basic earnings per share of NT$2.50 (or US$0.168 per ADS) were based on 4,342,257,693 weighted average number of shares outstanding in 3Q25. Our 3Q25 diluted earnings per share of NT$2.41 (or US$0.162 per ADS) were based on 4,419,120,626 weighted average number of shares outstanding in 3Q25.

3Q25 Results Highlights – ATM

●	Net revenues were NT$100,289 million for the quarter, up by 16.9% year-over-year and up by 8.3% sequentially.

●	Cost of revenues was NT$77,592 million for the quarter, up by 17.6% year-over-year and up by 7.3% sequentially.

-	Raw material cost totaled NT$28,726 million for the quarter, representing 29% of the total net revenues.

-	Labor cost totaled NT$15,170 million for the quarter, representing 15% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$14,300 million for the quarter.

●	Gross margin increased by 0.7 percentage points to 22.6% in 3Q25 from 21.9% in 2Q25.

●	Operating margin was 10.8% in 3Q25, compared to 9.5% in 2Q25.

3Q25 Results Highlights – EMS

●	Net revenues were NT$69,022 million, down by 8.4% year-over-year and up by 17.4% sequentially.

●	Cost of revenues for the quarter was NT$62,643 million, down by 8.7% year-over-year and up by 17.7% sequentially.

-	Raw material cost totaled NT$54,822 million for the quarter, representing 79% of the total net revenues.

-	Labor cost totaled NT$3,256 million for the quarter, representing 5% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,111 million for the quarter.

●	Gross margin decreased by 0.2 percentage points to 9.2% in 3Q25 from 9.4% in 2Q25.

●	Operating margin was 3.7% in 3Q25, compared to 2.6% in 2Q25.

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LIQUIdiTY AND CAPITAL RESOURCES

●	Equipment capital expenditures in 3Q25 totaled US$779 million, of which US$534 million was used in packaging operations, US$199 million in testing operations, US$40 million in EMS operations and US$6 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$344,670 million as of September 30, 2025.

●	Current ratio was 1.13 and net debt to equity ratio was 0.63 as of September 30, 2025.

●	Total number of employees was 103,844 as of September 30, 2025, compared to 100,450 as of June 30, 2025.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 41% of our total net revenues in 3Q25, compared to 43% in 2Q25. One customer accounted for more than 10% of our total net revenues in 3Q25.

●	Our top 10 customers contributed 58% of our total net revenues in 3Q25, compared to 60% in 2Q25.

●	Our customers that are integrated device manufacturers or IDMs accounted for 35% of our total net revenues in both 3Q25 and 2Q25.

EMS Basis

●	Our five largest customers together accounted for approximately 71% of our total net revenues in 3Q25, compared to 65% in 2Q25. One customer accounted for more than 10% of our total net revenues in 3Q25.

●	Our top 10 customers contributed 77% of our total net revenues in 3Q25, compared to 71% in 2Q25.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, Philippines, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2024 Annual Report on Form 20-F filed on March 27, 2025.

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Supplemental Financial Information
(Unaudited)

Consolidated Operations

	3Q25	2Q25	3Q24
EBITDA[2] (NT$ million)	32,613	27,426	28,692

ATM Operations

	3Q25	2Q25	3Q24
Net Revenues (NT$ million)	100,289	92,565	85,790
Revenues by Application
Communication	45%	46%	50%
Computing	25%	24%	18%
Automotive, Consumer & Others	30%	30%	32%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	48%	47%	45%
Wirebonding	26%	28%	29%
Others	6%	5%	8%
Testing	18%	18%	16%
Material	2%	2%	2%
Capacity & EBITDA
Equipment CapEx (US$ million)	736	942	588
EBITDA[2] (NT$ million)	27,969	24,295	24,257
Number of Wirebonders	25,120	25,156	25,373
Number of Testers	7,066	6,797	5,966

EMS Operations

	3Q25	2Q25	3Q24
Net Revenues (NT$ million)	69,022	58,770	75,384
Revenues by Application
Communication	30%	33%	34%
Computing	9%	10%	9%
Consumer	40%	32%	36%
Industrial	12%	14%	11%
Automotive	7%	9%	9%
Others	2%	2%	1%
Capacity
Equipment CapEx (US$ million)	40	49	14

2 EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or loss as well as other items.

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ASE Technology Holding Co., Ltd.
Summary of Consolidated Statement of Income Data
(In NT$ million, except per share data)
(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2025	Jun. 30 2025	Sep. 30 2024	Sep. 30 2025	Sep. 30 2024
Net revenues
Packaging	79,806	73,659	69,154	221,877	191,447
Testing	18,420	16,612	14,124	51,037	38,848
EMS	68,405	58,374	74,871	188,638	197,050
Others	1,938	2,105	1,956	5,920	5,801
Total net revenues	168,569	150,750	160,105	467,472	433,146

Cost of revenues	(139,692)	(125,063)	(133,679)	(388,015)	(362,845)
Gross profit	28,877	25,687	26,426	79,457	70,301

Operating expenses
Research and development	(8,308)	(8,004)	(7,439)	(23,891)	(21,154)
Selling, general and administrative	(7,368)	(7,490)	(7,517)	(22,501)	(21,191)
Total operating expenses	(15,676)	(15,494)	(14,956)	(46,392)	(42,345)
Operating income	13,201	10,193	11,470	33,065	27,956

Net non-operating income and expenses
Interest expense - net	(1,428)	(1,203)	(1,291)	(3,887)	(3,557)
Foreign exchange gain (loss) - net	(3,790)	11,885	1,887	6,420	(2,751)
Gain (Loss) on valuation of financial assets and liabilities - net	5,191	(12,098)	(946)	(4,035)	5,816
Gain on equity-method investments - net	294	223	485	557	1,001
Others - net	508	255	720	921	1,777
Total non-operating income and expenses	775	(938)	855	(24)	2,286
Income before tax	13,976	9,255	12,325	33,041	30,242

Income tax expense	(2,615)	(1,576)	(2,052)	(6,213)	(5,896)
Income from operations and before non-controlling interests	11,361	7,679	10,273	26,828	24,346
Non-controlling interests	(491)	(158)	(540)	(883)	(1,176)

Net income attributable to shareholders of the parent	10,870	7,521	9,733	25,945	23,170

Per share data:
Earnings per share
– Basic	NT$2.50	NT$1.74	NT$2.25	NT$5.99	NT$5.37
– Diluted	NT$2.41	NT$1.70	NT$2.18	NT$5.73	NT$5.18

Earnings per equivalent ADS
– Basic	US$0.168	US$0.111	US$0.139	US$0.383	US$0.335
– Diluted	US$0.162	US$0.109	US$0.135	US$0.367	US$0.324

Number of weighted average shares used in diluted EPS calculation ( in thousand shares)	4,419,121	4,395,187	4,391,465	4,414,605	4,385,913

FX (NTD/USD)	29.74	31.18	32.31	31.24	31.95

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ASE Technology Holding Co., Ltd.
Summary of ATM Statement of Income Data
(In NT$ million)
(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2025	Jun. 30 2025	Sep. 30 2024	Sep. 30 2025	Sep. 30 2024
Net revenues:
Packaging	80,602	74,440	70,290	224,402	194,516
Testing	18,420	16,612	14,124	51,037	38,848
Direct Material	1,190	1,431	1,295	3,839	3,898
Others	77	82	81	244	250
Total net revenues	100,289	92,565	85,790	279,522	237,512

Cost of revenues	(77,592)	(72,317)	(65,995)	(216,966)	(184,958)
Gross profit	22,697	20,248	19,795	62,556	52,554

Operating expenses:
Research and development	(6,695)	(6,320)	(5,773)	(19,058)	(16,392)
Selling, general and administrative	(5,140)	(5,111)	(4,803)	(15,484)	(13,612)
Total operating expenses	(11,835)	(11,431)	(10,576)	(34,542)	(30,004)
Operating income	10,862	8,817	9,219	28,014	22,550

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ASE Technology Holding Co., Ltd.
Summary of EMS Statement of Income Data
(In NT$ million)
(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2025	Jun. 30 2025	Sep. 30 2024	Sep. 30 2025	Sep. 30 2024

Net revenues	69,022	58,770	75,384	190,088	197,656

Cost of revenues	(62,643)	(53,221)	(68,627)	(172,632)	(179,422)
Gross profit	6,379	5,549	6,757	17,456	18,234

Operating expenses
Research and development	(1,671)	(1,723)	(1,668)	(4,974)	(4,869)
Selling, general and administrative	(2,167)	(2,313)	(2,636)	(6,820)	(7,360)
Total operating expenses	(3,838)	(4,036)	(4,304)	(11,794)	(12,229)
Operating income	2,541	1,513	2,453	5,662	6,005

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ASE Technology Holding Co., Ltd.
Summary of Consolidated Balance Sheet Data
(In NT$ million)
(Unaudited)

	As of Sep. 30, 2025	As of Jun. 30, 2025
Current assets
Cash and cash equivalents	75,142	72,785
Financial assets – current	8,270	4,118
Trade receivables	125,663	103,101
Inventories	66,182	57,058
Others	18,823	16,933
Total current assets	294,080	253,995

Financial assets - non-current & investments - equity -method	41,678	38,409
Property, plant and equipment	397,195	364,849
Right-of-use assets	12,725	11,721
Intangible assets	65,439	65,610
Others	31,527	30,591
Total assets	842,644	765,175

Current liabilities
Short-term borrowings[3]	59,976	40,369
Long-term debts - current portion	7,837	12,930
Trade payables	90,442	70,518
Others	101,298	125,153
Total current liabilities	259,553	248,970

Bonds payable	17,370	16,668
Long-term borrowings[3]	201,577	162,326
Other liabilities	24,591	22,276
Total liabilities	503,091	450,240

Equity attributable to shareholders of the parent	317,043	293,770
Non-controlling interests	22,510	21,165
Total liabilities & shareholders’ equity	842,644	765,175

Current ratio	1.13	1.02
Net debt to equity ratio	0.63	0.52

3 Borrowings include bank loans and bills payable.

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ASE Technology Holding Co., Ltd.
Summary of Consolidated Statement of Cash Flow Data
(In NT$ million)
(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2025	Jun. 30 2025	Sep. 30 2024	Sep. 30 2025	Sep. 30 2024

Cash Flows from Operating Activities:
Profit before income tax	13,976	9,255	12,325	33,041	30,242
Depreciation & amortization	16,992	16,531	15,043	49,614	44,455
Other operating activities items	(16,342)	11,059	(5,306)	(11,211)	(19,154)
Net cash generated from operating activities	14,626	36,845	22,062	71,444	55,543
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(44,920)	(43,104)	(19,769)	(124,373)	(47,068)
Other investment activities items	(909)	(469)	(2,593)	(2,590)	(5,284)
Net cash used in investing activities	(45,829)	(43,573)	(22,362)	(126,963)	(52,352)
Cash Flows from Financing Activities:
Total net proceeds from borrowings and bonds	49,518	22,159	30,909	87,825	18,439
Dividends paid	(23,034)	-	(22,460)	(23,034)	(22,460)
Other financing activities items	1,234	(662)	(51)	835	(1,177)
Net cash generated from (used in) financing activities	27,718	21,497	8,398	65,626	(5,198)
Foreign currency exchange effect	5,842	(19,084)	(2,560)	(11,458)	6,434
Net increase (decrease) in cash and cash equivalents	2,357	(4,315)	5,538	(1,351)	4,427
Cash and cash equivalents at the beginning of period	72,785	77,100	66,173	76,493	67,284
Cash and cash equivalents at the end of period	75,142	72,785	71,711	75,142	71,711

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